Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

The Board of Directors of the General Partner
Essex Portfolio, L.P.:

We consent to the use of our report dated February 8, 2013, with respect to the consolidated balance sheets of Essex Portfolio, L.P. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income (loss), capital, and cash flows for each of the years in the three-year period ended December 31, 2011, and the related financial statement schedule III, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

(signed) KPMG LLP
San Francisco, California
February 8, 2013